ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

5 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 9/16

ventracor

asx announcement

Ventracor Announces Rights Issue

Sydney, 5 September 2003: The Directors of Ventracor Limited today announced the terms of a proposed Rights Issue to shareholders to raise approximately $33 million.

The Renounceable Rights Issue will be on the basis on 1 new share for every 12 shares held at an issue price of $2.25 per new share, the same price at which Ventracor recently made a placement to Australian and international institutions and sophisticated investor clients of ABN AMRO Morgans Limited which raised $33.75 million.

The Chairman of Ventracor, John Massey, said that the Company was in the process of finalising the regulatory issues including completion of a Prospectus and was also in discussions with ABN AMRO Morgans Corporate Limited with regard to underwriting the Rights Issue.

"We expect to have the details finalised shortly", Mr Massey said.

The funds raised will increase the cash resources of the Company and primarily assist in undertaking the regulatory commercialisation process in respect of the VentrAssist™ technology.

"The funds will allow us to accelerate these processes depending on the ongoing performance achieved in the current Pilot Trial and the subsequent Global Pivotal Trial," Mr Massey added.

A fully underwritten 1 for 12 Rights Issue at $2.25 per share will result in the issue of at least 14,801,750 new shares and will raise approximately $33 million.

For further information, please contact:

John Massey
Chairman
Ventracor Limited
07 3868 4958

Michael Spooner
Managing Director & CEO
Ventracor Limited
02 9406 3088

Footnote: *As required under paragraph 5 of category 1 in Schedule 3 of Class Order 02/1180, the Company confirms that all information of the kind that would be required to be disclosed under section 713(5) of the Corporations Act 2001, if a Prospectus were to be issued in reliance on section 713 of the Corporations Act 2001 in relation to an offer of shares, has been disclosed to the Australian Stock Exchange.*

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

8 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

ventracor

The ALFRED

Service and Care

asx announcement

Ventracor 'Artificial Heart' Pilot Trial Update

Sydney, 8 September 2003: Medical investigators today provided an update on the first implants of Australia's 'artificial heart' at The Alfred hospital in Melbourne.

Chief Medical Investigators, Professor Don Esmore and Professor David Kaye, said a second patient who was implanted with the Left Ventricular Assist System (LVAS) on 29 August 2003, has had his condition upgraded to stable.

The first patient who was implanted with the VentrAssist™ LVAS on 28 June and discharged home on 19 August was continuing to improve, the investigators said.

The Pilot Trial at The Alfred hospital evaluates the safety of the VentrAssist™ LVAS in up to 10 patients.

The trial results will be based on outcomes from all patients. While individual outcomes are very important, it is the accumulation of all data on the safety of the device that will decide the outcome of the trial.

Patients who are eligible to be implanted with the VentrAssist™ system are gravely ill. They are not eligible for heart transplantation and are no longer responding to optimal medical therapy.

For more information, please contact:

Michael Spooner
Ventracor Limited
Managing Director & CEO
02 9406 3088

Trisha Lee
The Alfred
Public Affairs Manager
03 9276 2266